UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the Matter of CSW Energy, Inc. 1 Riverside Plaza Columbus, Ohio File No. 070-08205	REPORT FOR PERIOD April 1, 2003 to June 30, 2003 PURSUANT TO RULE 24

        This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), a wholly owned subsidiary of AEP Utilities, Inc. (“AEP Utilities”), formerly known as Central and South West Corporation (“CSW”). Under HCAR 35-26416, AEP Utilities and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of AEP Utilities or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.

Exhibit A

CSW Energy, Inc.

LETTERS OF CREDIT AND GUARANTEES
Pursuant to Order 70-8205
at June 30, 2003

None

S I G N A T U R E

        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 8th day of August, 2003.

CSW Energy, Inc.

/s/ Geoffrey S. Chatas

Geoffrey S. Chatas, Treasurer